

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2017

Kevin R. Karas
Senior Vice President Finance,
  Chief Financial Officer, Treasurer and Secretary
National Research Corporation
1245 Q Street
Lincoln, Nebraska 68508

> **Re:** **National Research Corporation**
> **Schedule 13E-3**
> **Filed September 18, 2017**
> **File No. 005-52417**
>
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 18, 2017**
> **File No. 001-35929**

Dear Mr. Karas:

We have reviewed the filings referenced above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filings and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

1. Rule 13e-3 requires that each affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. Please include Mr. Hays as a filing person in the going private transaction and revise the Schedule 13E-3 and proxy statement as applicable.

Preliminary Proxy Statement on Schedule 14A

2. Please revise the cover page of the proxy statement and the proxy card to clearly mark each as "preliminary." Refer to Rule 14a-6(e)(1).

Effects of the Proposed Transaction, page 23

3.   Disclosure indicates that all outstanding options to purchase class B common stock and restricted shares of class B common stock will, immediately prior to the effective date, vest in full and be paid out as if they were cashed out pursuant to the reverse split. Please disclose the amount to be paid to each director and executive officer for such options and restricted shares.

Fairness of the Proposed Transaction, page 31

4.   Disclosure indicates that conditioning approval of the proposed transaction on approval by a majority of the unaffiliated shareholders "would not provide meaningful additional protection to those unaffiliated shareholders." Please revise to explain the basis for this statement.

5.   Please explain how the board determined to calculate the cash-out price in the manner described on page 31.

Financial Information, page 48

6.   We note that financial information from the company's annual and quarterly reports has been incorporated by reference in order to satisfy the disclosure obligation under Item 13 of Schedule 13E-3. Under Instruction 1 to Item 13 of Schedule 13E-3, however, the company is required to provide a summary of such financial information in accordance with Item 1010(c) of Regulation M-A. Please revise to provide summary financial information that complies with Item 1010(c) of Regulation M-A for all periods required by Item 13 of Schedule 13E-3, or advise.

7.   Please disclose the effect of the transaction on the ratio of earnings to fixed charges as required by Item 1010(b)(2) of Regulation M-A.

Transactions with Related Persons, page 56

8.   We note the disclosure regarding transactions with related persons. Please revise to provide all the information required by Item 1005(a) of Regulation M-A.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3589 if you have any questions regarding our comments.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: Russell E. Ryba
        Foley & Lardner LLP